                                                                 Exhibit 99.1



voting stock because of its substantial economic position in Ramco. If the IRS were to be successful in such a contention, the Company's status as a REIT would be lost and the Company would become subject to federal corporate income tax on its net income, which would have a material adverse affect on the Company's cash available for distribution. See "FEDERAL INCOME TAX CONSEQUENCES -- Background."

BACKGROUND OF THE RAMCO ACQUISITION

     The Company commenced operations in December 1988. As of December 28, 1988, the date on which the Company's formation transaction was consummated, the Company owned 42 mortgage loans with an aggregate outstanding principal balance of approximately $178,939,000. During 1989 and 1990, the Company originated two new mortgage loans, made additional advances under certain of its existing mortgage loans, and otherwise operated its mortgage loan portfolio in the ordinary course of business.

     However, in 1990 and 1991, as the decline of the national real estate market accelerated, the performance of the Company's mortgage loan portfolio began to deteriorate, as reflected by a higher rate of default interest payments by borrowers and the need for the Company to make "protective advances" (i.e., payment by the Company of underlying loan payments, real estate taxes and required maintenance) on behalf of certain borrowers. As a result of the nationwide decrease in real estate values and its impact on the results of operations of the Company's mortgage portfolio, the Board of Trustees of the Company determined, in May 1991, to authorize the Company's management to make direct and indirect equity investments in real property.

     During 1991 and 1992, as a result of foreclosure proceedings (or transfers in lieu of such proceedings) with respect to certain of the properties which were subject to mortgages held by the Company, as well as negotiated transactions with borrowers, the Company, through separately incorporated, wholly-owned subsidiaries, took title to five properties, four of which were shopping centers and one of which was an office building. During this time, the Company continued to manage its mortgage loan portfolio, but its mortgage origination activities declined dramatically.

     In 1993, the Board of Trustees determined that shareholder value could be enhanced if the Company were to convert from a REIT principally engaged in the business of mortgage lending into an equity REIT primarily engaged in the operation and development of real properties (and, in particular, shopping center properties). As a result, the Company announced its intention to acquire equity interests in real properties, other than in connection with foreclosure proceedings or as a result of negotiated transactions with its borrowers, in an effort to accelerate the transformation of the Company's portfolio from mortgages into equity investments. During 1993, the Company, through its wholly-owned subsidiaries, acquired title to two retail properties which were previously subject to mortgages held by the Company.

     During 1993 and early 1994, the Company engaged in discussions and negotiations with several parties with respect to one or more transactions which, if consummated, would have resulted in, among other things, a significant increase in the portion of the Company's assets invested in real properties. In furtherance of the Company's intent to focus on equity investments, the Trustees determined to dispose of the Company's mortgage loans secured by property located in California. The sale of substantially all of the Company's California mortgage loan portfolio was consummated during January 1994. In addition, during 1994 the Company, through the exercise of a right of first refusal and receipt of a deed in lieu of foreclosure, acquired (through two wholly-owned subsidiaries) title to two shopping centers which were previously subject to mortgages held by the Company. The Company also received during 1994 approximately $30,000,000 from the prepayment of two of its mortgage loans.

     As part of the Company's program of seeking additional properties and expanding its equity business, Herbert Liechtung, then the President of the Company, identified Ramco as a possible acquisition candidate because of its property portfolio, as well as its property management and development capabilities. The Company was familiar with Ramco as a result of a participating mortgage loan, secured by Tel Twelve Mall, made to the owner of such property by one of the Company's predecessors, which was prepaid in full (with additional contingent interest) in 1992. In October 1993, Mr. Liechtung contacted Dennis Gershenson, Vice President-Finance of Ramco, to discuss Ramco's potential interest in pursuing a transaction with the

Company with the goal of creating a larger entity with development capabilities that was capable of accessing the capital markets to fund future growth. Mr. Gershenson expressed interest in such discussions, and subsequently discussed the transaction with his partners. Following further conversations between Mr. Liechtung and Mr. Gershenson regarding the potential benefits of the proposed transaction, the Company and Ramco entered into mutual confidentiality agreements for the purpose of exchanging non-public information. The Board of Trustees also authorized the formation of the Special Acquisition Committee, to be comprised of Stephen R. Blank, Arthur H. Goldberg and William A. Rosoff, as a result of the conflicts of interest that existed for Messrs. Liechtung and Pashcow, namely that the proposed transactions with Ramco would constitute a "Business Change Event" under their respective employment agreements entitling such executive officers to terminate such contracts and to trigger significant severance payments. As a result of this conflict, such committee was directed to work with the Company's management in the negotiation, structuring and analysis of a proposed transaction with Ramco and related transactions. At that time, the Company contacted Dean Witter to inquire if it would act as financial advisor to the Company in connection with a proposed acquisition.

     In November 1993, the Company, the Special Acquisition Committee, Dean Witter and the Company's legal counsel met with management of Ramco and Ramco's legal counsel to discuss the structure of a potential acquisition. Negotiations continued through the end of 1993 and the first half of 1994 with respect to a letter of intent. Throughout these negotiations Ramco had requested that any transaction be subject to the prior termination of the Company's existing employment agreements (the "Employment Contracts") with Messrs. Pashcow and Liechtung and the satisfaction of the Company's remaining obligations thereunder. The Trustees were also aware that consummation of the transaction of the type being discussed with Ramco would be considered a "Business Change Event" under the Employment Contracts, entitling each of Messrs. Liechtung and Pashcow to terminate his Employment Contract, and triggering certain termination payments thereunder. See "-- Termination of Existing Employment Contracts; Termination Agreements." In view of, among other things, the Company's desire to pursue a transaction with Ramco, it was apparent to the Trustees that it would be necessary to agree on means for terminating the Employment Contracts and satisfying the Company's obligations thereunder; accordingly, the Company, represented by the Special Acquisition Committee, commenced negotiations with Messrs. Liechtung and Pashcow with respect to the termination and/or satisfaction of the Employment Contracts.

     During this period the Company engaged an independent appraiser to appraise each of the RPS Properties, as well as its Norgate Center and 9 North Wabash Avenue properties. The Company's management believed these appraisals, which estimated the market values of each of the properties in "as is" condition, could be used to create a basis for valuing these properties in the Operating Partnership. As of August 1, 1994, the independent appraiser valued the RPS Properties (on an individual basis) at an aggregate value of $48,000,000.

     In June 1994, the Company engaged Dean Witter as the Company's financial advisor and to render a fairness opinion in connection with the proposed transaction with Ramco or any other third party transaction. In late June 1994, negotiations conducted by the Special Acquisition Committee and management with respect to a proposed letter of intent between the Company and Ramco, and by the Special Acquisition Committee with respect to the material terms of proposed termination agreements with Messrs. Liechtung and Pashcow, each neared completion. On July 5, 1994, the Board of Trustees met with its legal and financial advisors to discuss the proposed letter of intent and the material terms of such termination agreements. At this meeting, the Trustees were informed of and discussed extensively the strategic rationale for, and the potential risks and benefits of, the proposed acquisition, as well as the material terms of the proposed letter of intent. Dean Witter discussed several methodologies it would use in the preparation of a fairness opinion and the Company's legal advisors discussed the terms of the proposed letter of intent. After extensive discussions, the Trustees determined to defer action with respect to the proposed letter of intent and the material terms of the Termination Agreements pending further discussion at a meeting scheduled the following week.

     On July 12, 1994, of the Board of Trustees met again to deliberate with respect to the proposed letter of intent and the material terms of the proposed termination agreements with Messrs. Liechtung and Pashcow. At the end of such meeting, the Trustees authorized the Company to enter into the proposed letter of intent

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

with Ramco and approved the material terms of such termination agreements, substantially as described to the Board of Trustees.

     On July 14, 1994, the Company and Ramco entered into a letter of intent (the "Letter of Intent"), which committed the Company and Ramco to proceed on a prompt basis with the negotiation, execution and delivery of a definitive agreement embodying the terms of the proposed transactions as contemplated by such Letter of Intent. Following the close of business on such date, the Company and Ramco issued a press release announcing the execution of such Letter of Intent and the material terms thereof. Shortly after such date, the Company commenced a full due diligence review of Ramco and its properties that included financial, legal, environmental and engineering due diligence. The Company also directed its legal counsel to commence preparation of definitive documentation required to consummate the Ramco Acquisition.

     Due diligence continued throughout the remainder of 1994. During this period, the trading prices of the securities of most publicly-traded retail and shopping center REITs declined from earlier levels, while long-term interest rates increased. In December 1994, the Company's management, the Special Acquisition Committee, the Company's legal and financial advisors, Ramco's management and Ramco's legal advisors met to discuss these changes in economic circumstances and the need to consider certain modifications to the terms of the proposed acquisition.

     Negotiations and due diligence continued between the parties throughout the winter of 1995. These negotiations primarily involved an appropriate valuation of the RPS Properties, on the one hand, and the Ramco Properties, as well as the business of Ramco, on the other hand. Because of the length of the negotiations and the ensuing economic conditions, the parties determined that it would be appropriate to update the appraisals of the RPS Properties. As of January 1, 1995, the same independent appraiser appraised the RPS Properties (on an individual basis) at an aggregate value of $47,000,000 (the "January 1995 Appraisals"). See "-- Property Appraisals" for additional information with respect to the appraisals performed on the RPS Properties.

     By March 1995, substantially all of each company's due diligence was completed and revised drafts of the definitive master agreement and the other ancillary agreements were prepared. The Board of Trustees held a special meeting on March 29, 1995 to consider the proposed master agreement and the transactions contemplated thereby. At such meeting, Mr. Pashcow and certain other members of the Company's management, together with its legal and financial advisors, reviewed with the Board of Trustees, among other things, the background of the proposed acquisition, the strategic rationale for, and the potential risks and benefits of, the proposed acquisition, a summary of the due diligence findings regarding Ramco and the Ramco Properties, a valuation analysis of the proposed acquisition and the terms of the proposed master agreement and the related agreements. In addition, at this meeting, Dean Witter made an oral presentation of its analysis performed to date relating to the fairness opinion it was asked to deliver to the Board of Trustees to the effect that, based on and subject to certain matters, the proposed Transaction Consideration, defined as the allocation of interests in the Operating Partnership between the Company and the Ramco Group, in the Ramco Acquisition is fair to the Company's Shareholders from a financial point of view. Such oral presentation did not constitute Dean Witter's fairness opinion. A discussion followed concerning certain terms of the proposed master agreement and as a result of these discussions, the Board of Trustees instructed Mr. Pashcow, together with the Special Acquisition Committee, to continue to negotiate certain terms of the proposed master agreement.

     As a result of negotiations which continued during the following week, (i) the Ramco Principals agreed to make certain payments to the Operating Partnership if, during the eight years following the closing of the Ramco Acquisition, a Ramco Property located in Michigan were sold and the buyer did not receive the necessary consents to resell electricity to tenants at a profit and (ii) Ramco agreed to use commercially reasonable efforts to obtain all its third party consents no later than June 15, 1995. On April 3, 1995, the Board of Trustees, by the unanimous vote of all Trustees present, approved the proposed master agreement and the transactions contemplated thereby, and authorized Mr. Pashcow, with the consent of the Special Committee, to resolve any open issues and to execute the master agreement. On April 9, 1995, Mr. Pashcow, the Special Acquisition Committee, Dean Witter and the Company's legal counsel met via telephone conference to discuss and review the final modifications to the master agreement. During the call, Mr. Pashcow and each member of the Special Acquisition Committee approved the final master agreement (the "Initial Master Agreement"). The Initial Master Agreement was executed by the parties thereto on April 10, 1995.

     Closing under the Initial Master Agreement was conditioned on the Company's receipt of a closing agreement from the IRS that would permit the Company following the Closing to be taxed as a REIT for federal income tax purposes notwithstanding the Company's inadvertent failure to satisfy two possible technical REIT requirements. (1) During 1988-1992 the Company failed to satisfy certain shareholder notice requirements applicable to REITs. (2) During the third quarter of 1994, the Company held more than 25% of the value of its gross assets in Treasury Bill repurchase obligations which the IRS may view as a non-qualifying asset for purposes of satisfying an asset qualification test applicable to REITs, based on a Revenue Ruling published in 1977 (the "Asset Issue"). On October 6, 1995, the Company entered into a satisfactory closing agreement with the IRS relating to the first matter, but the IRS deferred any action relating to the Asset Issue pending the further examination of the Company's 1991-1994 tax returns (the "RPS Audit," and together with the Asset Issue, the "RPS Tax Issues"). Based on developments in the law which occurred since 1977, the Company's legal counsel advised the Company that it would render an opinion that the Company's investment in Treasury Bill repurchase obligations would not adversely affect its REIT status. Such opinion, however, is not binding upon the IRS and, notwithstanding such opinion, the IRS could make an adverse determination against the Company.

     In early October 1995, Dean Witter, in its capacity as financial advisor, advised the Special Acquisition Committee that if the Ramco Acquisition was to be consummated before the IRS favorably determined the Asset Issue and completed its examination of the Company's tax returns, the terms of the Ramco Acquisition should be modified in order to mitigate the adverse impact on the Company's Shares caused by the uncertainty of the Company's REIT status. Such modifications related primarily to (i) the elimination of certain proposed amendments to the Company's existing option plans and certain share option grants, (ii) the reduction of the Ramco Group's initial interest in the Operating Partnership such that on a pro forma basis the Company could increase its proposed distribution from a pro forma $1.62 per share to a pro forma $1.68 per share, and (iii) the treatment of transaction expenses, including the creation of a cap on the maximum amount of transaction expenses for which the Company and the Operating Partnership would have liability if the Contemplated Transactions were consummated.

     Thereafter, the Special Acquisition Committee asked Ramco if it was willing to proceed with the transaction (i) without an IRS closing agreement on the Asset Issue, and (ii) on the amended terms suggested by Dean Witter. The Special Acquisition Committee indicated to Ramco that the Company intended to have the Spin-Off Company assume any tax liability arising from the Asset Issue and the IRS' on-going examination of the Company's tax returns. Ramco responded that it needed some time to consider the proposal. On October 18, 1995, the Trustees met for the purpose of discussing developments with Dean Witter and the IRS. At this meeting, the Trustees discussed the advantages and disadvantages of the following alternatives: (i) delaying the Ramco Acquisition until the IRS examination of the Company's tax returns is completed, (ii) completing the Ramco Acquisition without a fairness opinion, (iii) seeking an alternative fairness opinion, and (iv) terminating the Initial Master Agreement and seeking an alternative transaction or liquidating after the IRS examination is completed. The Trustees determined to defer any action until they received Ramco's definitive response as well as Dean Witter's position on its willingness to render a fairness opinion with the Asset Issue and the IRS' on-going examinations of the Company's tax returns unresolved.

     Ultimately Dean Witter concluded that until the Asset Issue was favorably resolved and the IRS examination was completed, it could not render a fairness opinion. Because the Asset Issue and the IRS examination had not been concluded, Dean Witter did not thereafter continue its efforts to determine the fairness of the transaction. On October 26, 1995, the Special Acquisition Committee met with management and legal counsel to discuss the alternatives which previously were considered by the Board as described above. In reaching this conclusion, the Special Acquisition Committee took into account: (i) its view of the benefits the Ramco transaction offers to the Company and its Shareholders, (ii) changes to the transaction structure based on the suggestion of Dean Witter, which the Board intended to follow, (iii) legal counsel's advice that the Company would prevail on the Asset Issue, and (iv) the negative aspects of the alternatives, which included (x) the uncertainty and delay in obtaining either an IRS closing agreement on the Asset Issue or an alternative fairness opinion,
(y) the time and effort required to identify and consummate an alternative acquisition, and (z) the potential inability to liquidate until the resolution of all unresolved tax issues. The Special Acquisition Committee recommended that the Board pursue the Ramco Acquisition without a Dean Witter fairness opinion.

     On October 30, 1995, the Board of Trustees met, received Special Acquisition Committee recommendations, considered the report of one of the Company's legal advisors with respect to the status of the IRS examination of the Company's tax returns and the Asset Issue, and the report of legal counsel with respect to the status of the discussions with Ramco regarding the modified terms of the Ramco Acquisition, and determined to pursue the Ramco Acquisition without a fairness opinion. In reaching its conclusion, the Board of Trustees took into account the same considerations that were taken into account by the Special Acquisition Committee at the time it reached its decision that it would recommend to the Board that the Company proceed with the Ramco Acquisition without a Fairness Opinion.

     The Board also determined that certain additional due diligence should be performed on the Ramco Properties, which primarily included a review of the Ramco Property's financial statements for the quarter ended September 30, 1995, the impact of certain existing bankrupt tenants at the Ramco Properties on future business operations and the possible impact of any bankruptcy filing by Kmart on the Ramco Properties' operations. It also adopted a Special Acquisition Committee proposal that would give the Continuing Trustees the right to liquidate the Operating Partnership's assets if the Company lost its REIT status as a result of the Asset Issue (the "Tax Liquidation Right"). The provision was intended to ensure that the Board's existing Trustees (or their successors) would have the ability to control whether the Company would remain in existence if it lost REIT status. The Board instructed the Special Acquisition Committee to advise Ramco that the Company would proceed with the proposed transaction on the terms suggested by Dean Witter, subject to completion of further due diligence and Ramco's acceptance of the Tax Liquidation Right. See "-- Operating Partnership Agreement -- Liquidation."

     On November 1, 1995, the Company's position was conveyed to Dennis Gershenson and negotiations ensued. These negotiations related primarily to (i) the valuation of the Ramco Properties and the percentage interest the Ramco Group would receive in the Operating Partnership, (ii) the structure and form of the Tax Liquidation Right, and (iii) the allocation between the parties of liability for transaction expenses. On November 9, 1995, a tentative agreement between the parties was reached and the Special Acquisition Committee instructed legal counsel to prepare an amended and restated master agreement. Specifically, the parties agreed that (x) the Ramco Group's maximum ownership interest in the Operating Partnership would be reduced from approximately 31.5% to 29.0%, (y) the Company's Continuing Trustees would receive the right, subject to Shareholder approval, if required by law, and the right of first offer in favor of the Ramco Principals, to liquidate the assets of the Operating Partnership if the Company lost its REIT status as a result of the Asset Issue, and (z) that the Company would pay up to $7,000,000 of specified transaction expenses, the Operating Partnership would pay up to $3,200,000 of specified transaction expenses and the Ramco Group would pay the balance of such specified transaction expenses (under the Initial Master Agreement the Operating Partnership was obliged to pay 100% of the specified transaction expenses). See "-- The Master Agreement -- Use of Cash" below. The Trustees met on December 24, 1995 to consider the then-completed Master Agreement; reports of the Company's legal advisors regarding the modifications to the Ramco Acquisition reflected in the Master Agreement; and a summary by management of the additional due diligence findings. Specifically, management indicated that it reviewed (x) unaudited internal financial statements for the Ramco Properties for the nine months ended September 30, 1995 and found them generally consistent with the operating results that were anticipated for this period, (y) the existing terms of the Kmart and Fashion Bug leases for the purpose of assessing the prospects for releasing the space occupied by these tenants at comparable rents in the event they filed for bankruptcy and rejected their leases and found that such prospects were reasonable, and (z) the leases for the Petrie Stores tenants (Stuart's, Winkelman and Marianne), which have filed for bankruptcy, for the purpose of assessing the prospects for releasing the space occupied by these tenants at comparable rents in the event they reject these leases pursuant to the Petrie Stores existing bankruptcy proceeding and found that such prospects were reasonable. The Board of Trustees

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

approved the transaction on the revised terms. On December 27, 1995, all parties executed the Master Agreement.

     In December 1995, the Company received an unsolicited proposal from the Proposed Acquiror regarding a proposed business combination between the Company and the Proposed Acquiror. Consistent with the "Alternative Transaction" provisions set forth in the Master Agreement and under the terms of a confidentiality agreement, the Company provided information regarding its operations and assets to the Proposed Acquiror and held discussions regarding the terms of a proposed business combination. On February 13, 1996, the Company received a written proposal from the Proposed Acquiror to acquire the Company in a merger transaction. As proposed, Shareholders would receive aggregate consideration of up to approximately $5.40 per Share based on market prices as of the time the proposal was made consisting of (x) approximately $4.70 per Share in stock of the Proposed Acquiror (subject to certain adjustments based on changes in the Proposed Acquiror's stock prior to the mailing of the proxy statement/prospectus relating to the merger) and (y) up to $.70 per Share in cash (the "Cash Consideration"). Under the proposal, the Cash Consideration would be placed in escrow and would be available to pay certain contingent liabilities. Alternatively, the Proposed Acquiror indicated it would be willing to pay approximately $5.16 per Share (based on market prices as of the time the proposal was made) for the Company's Shares (subject to the same adjustments described above), without a reserve for these contingent liabilities. Any merger transaction contemplated by the proposal was subject to (i) the receipt of satisfactory legal opinions from Battle Fowler LLP and Wolf, Block, Schorr and Solis-Cohen stating that since its inception the Company has been a REIT for federal income tax purposes, (ii) a favorable determination from the IRS that the Company is not precluded from making an election to be taxed as a REIT for the taxable year ended December 31, 1995, (iii) a $4,000,000 break-up fee and
(iv) termination of the Master Agreement. The proposal also indicated that it was subject to approval by the Proposed Acquiror's board of directors and execution of a definitive merger agreement. The proposal also provided that it would immediately terminate if it was publicly disclosed.

     On February 27, 1996, the Board of Trustees met to consider this proposed acquisition of the Company. After discussion, including the recommendation of the Special Acquisition Committee, the Board rejected this proposal because its conditions were unacceptable. In particular, the Special Acquisition Committee and the Board determined that, in their judgment, it would not be in the best interests of the Company's Shareholders to terminate the Master Agreement pursuant to which the Ramco Acquisition would be consummated in light of the uncertain time frame in which the Company believed it could obtain the required favorable determination from the IRS. Notwithstanding the fact that the Proposed Acquiror may in the future eliminate or modify the conditions in its proposal in a manner which is acceptable to the Company, there can be no assurance that (i) the Board will view any modified proposal as superior to the Ramco Acquisition,
(ii) even if any modified proposal is viewed as superior to the Ramco Acquisition, the Company will successfully enter into definitive merger agreement with the Proposed Acquiror, and (iii) even if the Company enters into a merger agreement with the Proposed Acquiror, the contemplated merger with the Proposed Acquiror will ultimately close.

     Also, on February 16, 1996, the Company received another unsolicited proposal from a public company to acquire the Company in a stock-for-stock merger transaction. This proposal, which was preliminary in nature, was subject to the completion of due diligence and the execution of definitive documentation. Consistent with the "Alternative Transaction" provisions set forth in the Master Agreement and under the terms of a confidentiality agreement, the Company provided information regarding its operations and assets to this potential acquiror. Following completion of some preliminary due diligence, this proposal was withdrawn. There can be no assurance that a future definitive proposal from this company will be made and, if made, there can be no assurance that (x) the Board of Trustees will view such proposal as superior to the Ramco Acquisition, (y) even if such proposal is viewed as superior to the Ramco Acquisition, the Company will successfully enter into a merger agreement with the person making such proposal, or (z) even if the Company enters into a merger agreement with the person making such proposal, the proposed merger will ultimately be consummated. See "-- The Master Agreement -- No Solicitation."

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
STRUCTURE OF THE RAMCO ACQUISITION

        Pursuant to the Ramco Acquisition, the Company will transfer to the Operating Partnership (via contribution or merger) the RPS Contribution Assets, which will consist of the RPS Cash and the following RPS Properties: Sunshine Plaza Shopping Center, Lantana Shopping Center; Commack Shopping Center;
Trinity Corners Shopping Center; Crofton Plaza Shopping Center; and Chester Springs Shopping Center. For a description of such properties, see Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by the Company's Form 10-K/A1, dated April 7, 1995, the Form 10-K/A2, dated July 11, 1995, the Form 10-K/A3, dated September 8, 1995, and the Form 10-K/A4, dated September 29, 1995 (collectively, the "Form 10-K"), which is incorporated herein by reference. The Company initially will receive a 1% interest in the Operating Partnership, as a general partner, and an approximately 74% interest in the Operating Partnership, as a limited partner. The Company's Norgate Center and 9 North Wabash Avenue properties are not being contributed to the Operating Partnership and will be transferred to the Spin-Off Company in connection with the Spin-Off Transaction. See "THE SPIN-OFF TRANSACTION." The Norgate Center property has been excluded from the Ramco Acquisition because such property is being held for sale. The 9 North Wabash Avenue property has been excluded from the Ramco Acquisition because it is a single tenant property with an expired tenant lease and is not otherwise consistent with most of the Company's property portfolio.

        Pursuant to the Ramco Acquisition, the Ramco Group has transferred or will transfer (via contribution or merger) to the Operating Partnership the Ramco Contribution Assets which will consist of interests in the 22 Ramco Properties, the Development Land, the Option Properties, the Outparcels and the Ramco Stock. In connection with the Ramco Acquisition, the Ramco Group initially will receive, in the aggregate, an approximately 25% interest in the Operating Partnership, as a limited partner, and the Company will assume approximately $184,015,000 in secured indebtedness, as of December 31, 1995, on the Ramco Properties (excluding principal amortization on such indebtedness since December 31, 1995 and including a pro rata share of the debt encumbering two 50%-owned Ramco Properties). If certain leasing plans with respect to the Lease Up Property are fulfilled, the aggregate percentage interest in the Operating Partnership to be received by the Ramco Group may increase to a maximum of approximately 29%. See "-- The Master Agreement -- Lease Up Property."

REVERSE SPLIT; CONVERSION OF SHARES

        If the Ramco Acquisition Proposal becomes effective, each four outstanding Shares will automatically be combined into one share of the Company. The purpose of the Reverse Split is to increase the liquidity and marketability of the Shares by increasing the trading price per Share and attracting investors and analysts who would otherwise be reluctant to deal in a lower-priced stock.

        The Reverse Split will result in certain Shareholders owning fractional shares of the Company. The Company will not issue fractional shares, but will instead distribute cash to such Shareholders in redemption of such fractional shares. To make such payments, fractional shares will be aggregated into whole shares and a certificate evidencing those shares will be sold by an independent agent in the open market on behalf of Shareholders who otherwise would be entitled to receive fractional shares. Those Shareholders will receive a cash payment in the amount of their pro rata share of the total sales proceeds. The independent agent will make such sales at times in the amounts and through broker-dealers selected in the sole discretion of the independent agent. None of the independent agent's actions will be subject to the control of the Company. As long as the distribution of cash in payment for such fractional shares represents merely a mechanical rounding off of the fractions in the exchange and is not a separately bargained-for consideration,the payments will be treated as redemptions, which should result in the recognition of capital gain or loss, and not ordinary income, to the Shareholders. Promptly after the occurrence of the Reverse Split, a letter of transmittal will be mailed to Shareholders containing instructions relating to the surrender of outstanding certificates representing Shares in exchange for certificates representing post-Reverse Split shares. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED
UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED.

                                       33